                          Filed by Community Bank System, Inc. pursuant to Rule 425 under the Securities Act of 1933.
                          Subject Company: First Liberty Bank Corp.
                          Commission File No.: 0-13312


                          COMMUNITY BANK SYSTEM, INC.


                    Acquisition of First Liberty Bank Corp.

                     An Opportunity for Strategic Franchise
                                   Expansion

                             Investor Presentation
                               November 30, 2000

                         FORWARD-LOOKING INFORMATION &
                             SHAREHOLDER DISCLOSURE

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from Community Bank System, Inc.'s ("CBU") expectations: the satisfaction of contingencies for closing the merger, including regulatory and shareholder approval; the successful integration of operations of the pending Citizens National Bank of Malone ($115 million in assets) and Community Bank merger as well as the subsequent consolidation with First Liberty Bank Corp. ("FLIB"); competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. CBU does not assume any duty to update forward-looking statements.

Shareholders of CBU, FLIB and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that CBU will file with the SEC in connection with the merger. It will contain important information about CBU, FLIB, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available free of charge on the SEC's web site (www.sec.gov).


[COMMUNITY BANK SYSTEM, INC. LOGO]

                             COMMUNITY BANK SYSTEM
                     MANAGEMENT CONFERENCE CALL INFORMATION

The senior management teams of Community Bank System and First Liberty Bank Corp. will present an overview of the First Liberty transaction and respond to investor questions via conference call on November 30, 2000 at 10:00 a.m. eastern standard time.

                         DIAL-IN NUMBER: 1-877-917-6902
                           PASS CODE: SANFORD BELDEN

An audio recording of the call will be available one hour after the call until December 10, 2001.

                         DIAL-IN NUMBER: 1-888-568-0677

Both the call and presentation will be simultaneously broadcast over the Internet by Vcall at:

              http://www.vcall.com/NASApp/Vcall/EventPage?ID=56148



[COMMUNITY BANK SYSTEM, INC. LOGO]

                               Table of Contents

1. Transaction Summary                          8.  Loan Profile
2. Strategic Rationale                          9.  Deposit Profile
3. Financial Rationale                          10. Asset Quality
4. Franchise Pro Forma -                        11. Noninterest Income
   Pending Acquisitions                             Opportunity
5. Extension of Franchise                       12. Transaction Pricing
6. County Deposit Market                            Multiples
   Share                                        13. Pro Forma Analysis -
7. Competitor Loan and                              Earnings per Share
   Deposit Growth                               14. Pro Forma Analysis -
                                                    Financial Position

[COMMUNITY BANK SYSTEM, INC. LOGO]

                              Transaction Summary

Transaction:               Acquisition of First Liberty Bank Corp.
                           by Community Bank System, Inc.

Exchange Ratio:            Fixed exchange ratio of 0.56 shares of CBU common
                           stock for each share of FLIB common stock

Transaction Value:         $13.61 per FLIB share (a)
                           Total deal value (including options) of $86.7 million

Transaction multiples:     Price to Book: 144%
                           Price to LTM EPS: 17.7x
                           Price to Forward EPS: 14.1x

Consideration:             100% stock; tax-free exchange; 19.9% lock-up

Accounting Treatment:      Pooling of Interests

[COMMUNITY BANK SYSTEM, INC. LOGO]

                              Transaction Summary
                                  (continued)

Synergies:

      Cost savings -       $3.2 million pre-tax cost savings (approximately
                           23% of FLIB's estimated 2000 noninterest expense).

      Revenue Growth -     $3.2 million pre-tax revenue improvement from
                           restructuring FLIB's investment portfolio and aligning its asset/liability management position to CBU's profile.

One-time
restructuring charges:     Estimated $10.0 million, pre-tax
                           Estimated $7.0 million, after-tax

[COMMUNITY BANK SYSTEM, INC. LOGO]

                              Transaction Summary
                                  (continued)


Management:

   CBU -                       James A. Gabriel, Chairman
                               Sanford A. Belden, President & CEO

   First Liberty B&T -         William M. Davis, CEO
   (PA Division of CBU)        Steven R. Tokach, President & COO

Board Representation:          3 additional CBU Board seats
                               (to FLIB's 3 largest shareholders)

Inside Ownership:              Increases from 10.5% at CBU to 18.1%
                               for the combined company



[COMMUNITY BANK SYSTEM, INC. LOGO]

                              Transaction Summary
                                  (continued)


Required Approvals:          Regulatory
                             CBU Shareholders
                             FLIB Shareholders

Due Diligence:               Completed (including credit and operations review)

Anticipated Closing:         Second quarter of 2001



[COMMUNITY BANK SYSTEM, INC. LOGO]

                              Strategic Rationale

- Opportunity for CBU to expand its strong franchise beyond New York State and establish its footprint in Pennsylvania, enhancing CBU's growth prospects


-  Acquire significant deposit share in a large, new market:

   -  #2 in Lackawanna county, PA

   - #3 in important Scranton/Wilkes-Barre/Hazleton MSA (includes Lackawanna county)

   -  Major additional source of core deposit funding capacity


- Increased access to faster growing markets, including commercial lending and financial services demanded by households with a higher average income



[COMMUNITY BANK SYSTEM, INC. LOGO]

                              Strategic Rationale
                                  (continued)


- Strong opportunity for revenue growth through the delivery of financial services not currently offered by FLIB, including:

   -  Enhanced benefit plan administration
   -  Investment management
   -  Brokerage services


- Opportunity to leverage CBU'S decentralized management strategy across FLIB's franchise

   -  Building relationships & operating with local decision-makers
   -  Retaining the local identity using an established brand name



[COMMUNITY BANK SYSTEM, INC. LOGO]

                              Financial Rationale



-  Improved tangible capital position
   - 20% increase in CBU's ratio of tangible equity to assets from 3.85% to 4.61%
   -  4% increase in CBU's Tier I leverage ratio from 5.87% to 6.09%
   -  13% increase in CBU's tangible book value per share from $10.18 to $11.52

- Transaction is accretive within the first year of combining operations




[COMMUNITY BANK SYSTEM, INC. LOGO]

                              Financial Rationale
                                  (continued)




-  Conservative transaction assumptions
   -  Estimated 23% noninterest expense cost savings
   - Relatively minor revenue improvements ($130,000) from financial services sales in first year, with greater returns as expansion strategy takes hold
   -  Near-term benefit from restructuring FLIB's investment portfolio
      ($1.4 million); potential expansion of portfolio if 1.25% spread is achieved ($1.63 million benefit)

- Strengthened asset quality through FLIB's ratios at September 30, 2000 of:
   -  0.28% nonperforming assets (NPA)
   -  300% reserves/NPA coverage
   -  0.08% net charge-offs/average loans (YTD)



[COMMUNITY BANK SYSTEM, INC. LOGO]

FRANCHISE PRO FORMA - PENDING ACQUISITIONS

                                                                                 PRO FORMA CBU/CITIZENS NATIONAL/
                                                               PRO FORMA                 FIRST LIBERTY
                                                                    CBU/
AS OF SEPTEMBER 30, 2000.               CBU            CITIZENS NATIONAL         AMOUNT              % CHG VS CBU
                                 -----------      -----------------------
                                                  ($ AMOUNTS IN MILLIONS)

Total Assets                      $   1,974        $               2,101        $ 2,874                      46%

Total Loans                           1,082                        1,141          1,575                      46%

Total Deposits                        1,455                        1,550          2,047                      41%

Assets Under Management               1,300                        1,300          1,600                      23%

Branches/Customer Facilities             67                           72             85                      27%

ATMs                                     50                           54             70                      40%

Households Served                   123,500                      133,500            TBD                      TBD

TBD: To be determined.

EXTENSION OF FRANCHISE

[DEPICTED IS A MAP OF THE STATE OF NEW YORK AND THE COMMONWEALTH OF PENNSYLVANIA INDICATING BANK BRANCH LOCATIONS FOR EACH OF COMMUNITY BANK SYSTEM, INC., THE CITIZENS NATIONAL BANK OF MALONE AND FIRST LIBERTY BANK CORP. THESE BRANCHES
ARE LOCATED IN THE FOLLOWING COUNTIES IN NEW YORK: FRANKLIN, ST. LAWRENCE, JEFFERSON, LEWIS, OSWEGO, ONEIDA, HERKIMER, ONONDAGA, WAYNE, ONTARIO, SENECA, CAYUGA, YATES, TIOGA, STEUBEN, ALLEGANY, CATTARAUGAS AND CHAUTAUQUA; AND IN THE FOLLOWING COUNTIES IN PENNSYLVANIA: LACKAWANNA AND LUZERNE.]

LACKAWANNA COUNTY, PA DEPOSIT MARKET SHARE

                                        DEPOSITS             MARKET
HOLDING COMPANY                           ($000)              SHARE               BRANCHES
------------------------             ------------      -------------         --------------

PNC FINANCIAL SERVICES GROUP         $   705,276               22.2   %                 19
FIRST LIBERTY BANK CORP.(a)              549,511               17.3                     11
NBT BANCORP INC.                         364,779               11.5                     20
PENSECO FINANCIAL SERVICES               330,226               10.4                      6
FIRST NATIONAL COMMUNITY BNCP            295,177                9.3                      6
FIDELITY D&D BANCORP                     236,628                7.4                      9
FIRST UNION CORP.                        175,798                5.5                      9
CITIZENS SAVINGS ASSOCIATION             175,021                5.5                      5
OLD FORGE BANK                           132,700                4.2                      2
COMM BANCORP INC.                        108,455                3.4                      5
NORTH PENN S&L ASSN.                      61,199                1.9                      3
M&T BANK CORP.                            23,514                0.7                      1
HONAT BANCORP INC.                        10,303                0.3                      1
SUMMIT BANCORP                             8,838                0.3                      1
MELLON FINANCIAL CORP.                     3,305                0.1                      3
                                     ------------      -------------         --------------

TOTAL                                $ 3,180,730             100.0%                    101
                                     ============      =============         ==============

(a) Balance is pro forma for the July, 2000 Mellon branch acquisitions.


Source: SNL Securities, as of June 30, 1999.

                            LOAN AND DEPOSIT GROWTH:
         CBU AND COMPETITORS IN FLIB MARKETPLACE (1995 - JUNE 30, 2000)

                                                                      6/30/00
                                                                       TOTAL
                                                                       ASSETS        CAGR-          CAGR-
NAME                                                                    ($M)         LOANS        DEPOSITS
----------------------------------------------------------------------------------------------------------
First Liberty Bank Corp.                                          $   645.0           8.4%            0.2%

LA Bank NA(a)                                                         603.6          19.2%           16.8%

First National Community Bancorp                                      567.5          12.0%           10.8%

Fidelity Deposit and Discount Bank                                    485.4          20.6%           14.5%

Penseco Financial Services Corporation                                446.5           2.8%            0.4%

Pioneer American Holding Company Corporation (b)                      417.8           5.3%            0.5%

Comm Bancorp, Inc.                                                    407.3           6.8%            3.0%




FLIB Marketplace (c)                                                3,573.1          14.9%           10.0%

CBU                                                                 1,931.0          15.3%            7.5%

(a) Subsequently acquired by NBT Bancorp, Inc. in 8/99.
(b) Subsequently acquired by NBT Bancorp, Inc. in 12/99.
(c) Represents the aggregate CAGR of the companies listed above.

                                  LOAN PROFILE
                                  CBU vs. FLIB
                              (in $ Millions or %)


09/30/00                                     CBU (a)                  FLIB                     Pro Forma
--------                               -------------------     ---------------------      -------------------
                                           $          %            $           %              $         %
                                       ---------  --------     ---------   ---------      ---------  --------

Real estate - com'l, residential
     mortgage, & construction               556       49%           322         74%            878       56%

Com'l, fin. and agricultural                215       19%            53         12%            268       17%

Installment & other                         370       32%            59         14%            429       27%
     (net of unearned discounts)
                                       ---------  --------     ---------   ---------      ---------  --------

Total loans                               1,141      100%           434        100%          1,575      100%

(a) Pro forma with acquisition of Citizens National Bank of Malone, closing 1/26/01.

                                DEPOSIT PROFILE
                                  CBU vs. FLIB
                              (in $ Millions or %)


09/30/00                                     CBU (a)                  FLIB                     Pro Forma
--------                               -------------------     ---------------------      -------------------
                                           $          %            $           %              $         %
                                       ---------  --------     ---------   ---------      ---------  --------

Noninterest bearing                         265       17%            55         11%           320        16%

Interest bearing under $100K              1,121       72%           382         77%         1,503        73%

Interest bearing $100K or more              164       11%            60         12%           224        11%
------------------------------         ---------  --------     ---------   ---------      ---------  --------

Total deposits                            1,550      100%           497        100%         2,047       100%

(a) Pro forma with acquisition of Citizens National Bank of Malone, closing 1/26/01.

EXCELLENT ASSET QUALITY

                                                AS OF AND FOR THE PERIOD ENDED
                                                      SEPTEMBER 30, 2000
                                                  -------------------------      PRO
                                                      CBU         FLIB         FORMA
                                                  -----------  -----------  -----------

Non-performing Assets(a) / Assets                    0.36%        0.28%        0.35%

Net Charge-offs / Average
  Loans + Leases                                     0.49%        0.08%        0.28%

Loan Loss Reserve / Non-performing Assets(a)          206%         300%         225%

Loan Loss Reserve / Loans + Leases                   1.35%        1.26%        1.33%

(a) Non-performing asset balances include loans and leases 90 or more days past due.

                   Non-Interest Income Growth: CBU vs. FLIB
                     (as a Percent of Operating Revenues)


[DEPICTED IS A VERTICAL BAR GRAPH WHICH COMPARES THE NONINTEREST INCOME GROWTH AS A PERCENT OF OPERATING REVENUE OF COMMUNITY BANK SYSTEM, INC. ("CBU") AND FIRST LIBERTY BANK CORP. ("FLIB"). ON THE HORIZONTAL AXIS ARE THE YEARS 1995, 1996, 1997, 1998, 1999, AND THE YEAR 2000 UP TO 9/30/00. ON THE VERTICAL AXIS
ARE PERCENTAGE POINTS MARKED OFF IN 5% INCREMENTS. FOR THE YEAR 1995, CBU'S GROWTH RATE WAS 12.1% AND FLIB'S WAS 4.9%. FOR THE YEAR 1996, CBU'S GROWTH RATE WAS 13.6% AND FLIB'S WAS 6.5%. FOR THE YEAR 1997, CBU'S GROWTH RATE WAS 15.3% AND FLIB'S WAS 8.6%. FOR THE YEAR 1998, CBU'S GROWTH RATE WAS 19% AND FLIB'S WAS 8.1%. FOR THE YEAR 1999, CBU'S GROWTH RATE WAS 18.3% AND FLIB'S WAS 9.2%. FOR THE YEAR 2000 UP TO 9/30/2000, CBU'S GROWTH RATE WAS 21.4% AND FLIB'S WAS 9.4%.]


[COMMUNITY BANK SYSTEM, INC. LOGO]

TRANSACTION PRICING MULTIPLES

                                                     IMPLIED                  COMPARABLE           COMPARABLE
                                                    CBU/FLIB               TRANSACTIONS:        TRANSACTIONS:
PRICE AS A MULTIPLE OF:(a)                         MULTIPLES          NORTHEASTERN PA(b)        NY, NJ, PA(c)
                                                 ------------       -----------------------   ------------------

Book Value(%)                                          143.9                    173.9                216.0

Tangible Book Value(%)                                 155.1                    184.2                225.2

LTM EPS(x)                                              17.7                     21.0                 18.5

Forward EPS(x)                                          14.1                      --                   --

Deposits(%)                                             17.4                     26.7                 24.1

Assets(%)                                               13.4                     19.1                 19.1

Tangible Book Premium to Deposits(%)                     6.2                     13.0                 14.7

(a) Based on CBU's closing price of $24.30 on 11/28/00.

(b) Based on transactions in northeastern PA counties, including Bradford, Luzerne, Carbon, Lackawanna and Wayne counties that have been announced since 8/1/99; five deals in total.

(c) Based on transactions in New York, New Jersey and Pennsylvania announced since 12/1/99; 20 deals in total.

                      Proforma Analysis-Earnings per Share
                        (AS IF TRANSACTION CLOSED 1/1/01)



                                               ESTIMATED 2001(a)
                                             ----------------------

                                                               PER
                                                             SHARE-
($ and shares in '000s)                       DOLLARS       NOMINAL
                                             --------       -------

CBU Earnings                                 $ 24,122       $  3.00

FLIB Earnings                                   6,162

After-tax Cost Savings                          2,250

After-tax Revenue Enhancements(b)               2,214
                                             --------       -------

Pro Forma Earnings(c)                        $ 34,748       $  2.99
                                             ========       =======

Pro Forma Diluted Shares                     $ 11,629

EPS Accretion (Dilution)                                       -0.3%

EPS Accretion (Dilution) by 4Q 2001                             0.0%


(a) First Call consensus earnings estimates used for 2001 CBU projections. Internal estimates used for FLIB projections.
(b) Primarily includes impact of investment restructuring, additional investments, and additional financial services fees.
(c) Excludes one-time pre-tax non-recurring charges of $10.0 million
   ($7.0 million after-tax).

                     Pro Forma Analysis-Financial Position


                                AS OF SEPTEMBER 30, 2000
                                ------------------------
                                                                                  CBU
($ in millions)                     CBU(a)         FLIB        PRO FORMA(b)   % CHANGE
                                ---------     ---------        ------------   --------
ACCOUNT BALANCES:
Total Assets                    $   2,101     $     647         $     2,874        37%
Total Loans                         1,141           434               1,575        38%
Total Investment Securities           766           169               1,065        39%
Intangible Assets                      65             4                  69         7%


Total Deposits                      1,550           497               2,047        32%
Total Borrowings                      381            86                 597        57%
Shareholders' Equity                  146            60                 202        38%

(a) Pro forma with acquistion of Citizens National Bank of Malone, closing 1/26/01.
(b) As of 12/31/00 and includes the impact of restructuring charges and additional investments.

                     Pro Forma Analysis-Financial Position
                                  (continued)



($ in millions)                          AS OF SEPTEMBER 30, 2000
                                         ------------------------                         CBU
                                                CBU(a)       FLIB     PRO FORMA(b)   % CHANGE
                                         ----------    ----------     ---------      --------

ALCO POSITION & CAPITAL STRUCTURE:
Investments/Earning Assets                   40.2%          28.0%          40.3%         0.1%
Borrowings/Earning Assets                    20.0%          14.3%          22.6%         2.6%
Equity/Assets                                6.94%          9.31%          7.02%         1.3%
Tangible Equity/Assets                       3.85%          8.64%          4.61%        19.9%


PER SHARE ANALYSIS:
Book Value per Share                     $  18.35       $   9.46       $  17.54         -4.4%
Tangible Book Value per Share            $  10.18       $   8.77       $  11.52         13.2%


(a) Pro forma with acquisition of Citizen National Bank of Malone, closing 1/26/01.
(b) As of 12/31/00 and includes the impact of restructuring charges and additional investments.

                          Community Bank System, Inc.

                    Acquisition of First Liberty Bank Corp.

                     An Opportunity for Strategic Franchise
                                   Expansion


                                   Questions?